Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-209699

Supplementing the Preliminary Prospectus Supplement dated

May 9, 2017 (to Prospectus dated February 25, 2016)

€600,000,000

Kellogg Company

0.800% Senior Notes due 2022

Pricing Term Sheet

May 9, 2017

Issuer:	Kellogg Company

Anticipated Ratings*:	Baa2 (Stable) / BBB (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Rank:	Senior, Unsecured

Principal Amount:	€600,000,000

Offering Format:	SEC Registered

Maturity Date:	November 17, 2022

Mid Swaps Yield:	0.310%

Spread to Mid Swaps:	+50 bps

Yield to Maturity:	0.810%

Coupon (Interest Rate):	0.800%

Price to Public:	99.947%

Benchmark Bund:	DBR 1.500% due September 4, 2022

Benchmark Bund Price and Yield:	109.36%;-0.246%

Spread to Benchmark Bund:	+105.6 bps

Listing:	Kellogg Company intends to apply to list the notes on The New York Stock Exchange under the symbol “K 22”

Interest Payment Dates:	Annually on November 17, commencing November 17, 2017 (Note: First coupon payment will be short)

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-Whole Call:	At any time at a discount rate of Comparable Government Bond Rate plus 15 basis points, plus accrued and unpaid interest to the redemption date

Trade Date:	May 9, 2017

Settlement Date:	May 17, 2017 (T+6)

Change of Control Offer to Purchase:	If Kellogg Company experiences a Change of Control Repurchase Event, it will be required, unless it has exercised the right to redeem the notes, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN/Common Code/ CUSIP:	XS1611042646 / 161104264 / 487836 BT4

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited Morgan Stanley & Co. International plc

Co-Managers:	BBVA Securities Inc. ING Bank N.V., Belgian Branch Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-800-603-5847; Citigroup Global Markets Limited toll free at 1-800-831-9146; or Morgan Stanley & Co. International plc toll free at 1-866-718-1649.

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